SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13D-2(A)

(Amendment No.__)*

GLOBEIMMUNE, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

37957B 100

(CUSIP Number)

Jeffrey B. Steinberg

HealthCare Ventures LLC

47 Thorndike Street, Suite B1-1

Cambridge, Massachusetts 02141

(617) 252-4343

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 8, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 15 pages)

———————

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37957B 100	13D	Page 2 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HealthCare Ventures VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒[1]
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 593,153
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 593,153
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 593,153
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3% (see Item 5(a) herein)
14	TYPE OF REPORTING PERSON (see instructions) PN

1 This Schedule 13D is being filed jointly by the Reporting Persons, as hereinafter defined. Such Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

CUSIP No. 37957B 100	13D	Page 3 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HealthCare Partners VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒ See Footnote 1
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 593,153
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 593,153
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 593,153
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3% (see Item 5(a) herein)
14	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 37957B 100	13D	Page 4 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James H. Cavanaugh, Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒ See Footnote 1
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 593,153
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 593,153
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 593,153
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3% (see Item 5(a) herein)
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 37957B 100	13D	Page 5 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Harold R. Werner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒ See Footnote 1
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 593,153
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 593,153
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 593,153
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3% (see Item 5(a) herein)
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 37957B 100	13D	Page 6 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John W. Littlechild
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒ See Footnote 1
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 593,153
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 593,153
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 593,153
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3% (see Item 5(a) herein)
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 37957B 100	13D	Page 7 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Christopher Mirabelli, Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒ See Footnote 1
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 593,153
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 593,153
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 593,153
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3% (see Item 5(a) herein)
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 37957B 100	13D	Page 8 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Augustine Lawlor
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒ See Footnote 1
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 593,153
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 593,153
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 593,153
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3% (see Item 5(a) herein)
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 37957B 100	13D	Page 9 of 14 Pages

Item 1. Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of GlobeImmune, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive office is 1450 Infinite Drive, Louisville, CO 80027.

Item 2. Identity and Background.

(a) The name of the reporting persons are HealthCare Ventures VII, L.P. (“HCVVII”), HealthCare Partners VII, L.P. (“HCPVII”), Drs. Cavanaugh and Mirabelli and Messrs. Werner, Littlechild and Lawlor (HCVVII, HCPVII, Drs. Cavanaugh and Mirabelli and Messrs. Werner, Littlechild and Lawlor are hereafter sometimes hereinafter referred to as the “Reporting Persons”). A copy of their agreement in writing to file this statement on behalf of each of them is attached hereto as Exhibit A. HCVVII is a venture capital investment fund. HCPVII is the General Partner of HCVVII. Drs. Cavanaugh and Mirabelli and Messrs Werner, Littlechild and Lawlor are the general partners of HCPVII.

(b) The business address for the Reporting Persons is 47 Thorndike Street, Suite B1-1, Cambridge, Massachusetts 02141.

(c) Each of Drs. Cavanaugh and Mirabelli and Messrs. Werner, Littlechild and Lawlor are general partners of various venture capital investment funds. The address for each of Drs. Cavanaugh and Mirabelli and Messrs. Werner, Littlechild and Lawlor is 47 Thorndike Street, Suite B1-1, Cambridge, Massachusetts 02141.

(d) During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) HCVVII and HCPVII are each limited partnerships formed and existing under the laws of the State of Delaware. Drs. Cavanaugh and Mirabelli and Messrs. Werner, Littlechild and Lawlor are each individuals who are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

Prior to the initial public offering of the Issuer’s Common Stock (the “IPO”), HCVVII acquired 2,528,000 shares of Series A Convertible Preferred Stock, 5,904,335 shares of Series B Convertible Preferred Stock, 3,879,015 shares of Series C Convertible Preferred Stock and 64,809 shares of Series E Convertible Preferred Stock from the Issuer, all of which shares converted into an aggregate of 394,267 shares of Common Stock upon the closing of the IPO on July 8, 2014.

In addition, prior to the IPO HCVVII also acquired the following warrants which remain outstanding (hereinafter collectively referred to as the “Warrants”):

CUSIP No. 37957B 100	13D	Page 10 of 14 Pages

•	a warrant which entitles HCVVII to buy an aggregate of 5,172 shares of Common Stock at $42.00 per share. This warrant expires on the later of June 30, 2015 or five years after completion of the Issuer’s IPO (July 8, 2019).

•	a warrant which entitles HCVVII to buy an aggregate of 3,714 shares of Common Stock at $45.36 per share. This warrant expires on the later of May 14, 2019 or five years after the completion of the Issuer’s IPO (July 8, 2019).

On July 8, 2014, HCVVII purchased 190,000 shares of Common Stock in the IPO for an aggregate purchase price of $1,900,000.

The source of funds for all purchases and acquisitions described above by the Reporting Persons was from working capital.

No part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

Item 4. Purpose of Transaction.

The shares acquired by the Reporting Persons in the transaction described in Item 3 herein were acquired solely for investment purposes.

Subject to the foregoing, none of the Reporting Persons have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, each of the Reporting Persons reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing Common Stock to become eligible for termination of registration under Section 12(g) of the Act. The Reporting Persons also retain the right to change their investment intent at any time, to acquire additional shares of Common Stock or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the Common Stock beneficially owned by them (or any shares of common stock into which such securities are converted) in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Item 5. Interest in Securities of the Issuer.

(a) HCVVII directly beneficially owns 593,153 shares of the Common Stock consisting of (i) 584,267 shares of Common Stock, and (ii) Warrants to purchase an aggregate of 8,886 shares of Common Stock, which Warrants are exercisable within 60 days of the date of the event requiring this filing. HCPVII, as the General Partner of HCVVII, the registered owner of the shares of Common Stock, may be deemed to indirectly beneficially own the Common Stock and the Warrants owned by HCVVII. Drs. Cavanaugh and Mirabelli and Messrs. Werner, Littlechild and Lawlor, as the General Partners of HCPVII, the General Partner of HCVVII, may be deemed to indirectly beneficially own the Common Stock and the Warrants owned by HCVVII.

CUSIP No. 37957B 100	13D	Page 11 of 14 Pages

Based upon 5,753,086 shares outstanding, which consists of: (i) 5,744,200 shares of Common Stock outstanding following the closing of the IPO, after giving effect to the exercise of the underwriters overallotment option in full, as disclosed in the final prospectus dated July 1, 2014 filed by the Issuer in respect of its IPO, and (ii) 8,886 shares issuable upon the exercise of the Warrants, the 593,153 shares of Common Stock directly beneficially held by HCVVII represents 10.3% of the Common Stock.

(b) HCVVII, HCPVII, Drs. Cavanaugh and Mirabelli and Messrs. Werner, Littlechild and Lawlor share the power to vote and direct the vote and to dispose of and direct the disposition of the 593,153 shares of Common Stock owned by HCVVII.

(c) During the past 60 days, HCVVII purchased the below listed shares of the Common Stock in the IPO;

DATE OF TRANSACTION	NO. OF SHARES PURCHASED	AGGREGATE PURCHASE PRICE
July 8, 2014	190,000 shares of Common Stock	$1,900,000.00

(d) Not Applicable.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Warrants

HCVVII holds the following warrants issued by the Issuer:

•	a warrant which entitles HCVVII to buy an aggregate of 5,172 shares of Common Stock at $42.00 per share. This warrant expires on the later of June 30, 2015 or five years after completion of the Issuer’s IPO (July 8, 2019).
•	a warrant which entitles HCVVII to buy an aggregate of 3,714 shares of Common Stock at $45.36 per share. This warrant expires on the later of May 14, 2019 or five years after the completion of the Issuer’s IPO (July 8, 2019).

These warrants have a net exercise provision and contain provisions for the adjustment of the exercise price and the number of shares issuable upon exercise in the event of certain stock dividends, stock splits, recapitalizations, reclassifications and consolidations.

Stockholders Agreement

The Issuer, HCVVII and certain other shareholders are party to the Fifth Amended and Restated Stockholders Agreement, as amended which grants certain demand and piggyback registration rights with respect to the shares of Common Stock held by HCVVII, including the shares issuable upon exercise of the warrants described above, all as more fully described in the final prospectus dated July 1, 2014 filed by the Issuer in respect of the IPO under the caption “Description of Capital Stock – Registration Rights.”

CUSIP No. 37957B 100	13D	Page 12 of 14 Pages

Lock-Up

In connection with the IPO, HCVVII and certain other persons entered into lock-up agreements pursuant to which they agreed, subject to specified limited exceptions, not to offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of or announce the intention to otherwise dispose of, or enter into any swap, hedge or similar agreement or arrangement that transfers, in whole or in part, the economic risk of ownership of, directly or indirectly, engage in any short selling of any Common Stock or securities convertible into or exchangeable or exercisable for Common Stock, whether currently owned or subsequently acquired, during a period ending 180 days after July 1, 2014 without first obtaining the written consent of Aegis Capital Corp.

The foregoing descriptions of the Warrants, Stockholders Agreement and Lock-Up are qualified in their entirety by reference to the forms of Warrants, the Fifth Amended and Restated Stockholder Agreement, as amended and the form of Lock-Up which are filed as exhibits to this Schedule 13D and are incorporated herein by reference

Item 7. Material to be Filed as Exhibits.

Exhibit A - Joint Filing Agreement.

Exhibit B – Fifth Amended and Restated Stockholders Agreement dated as of January 14, 2010 and amended by Amendment No. 1 to the Fifth Amended and Restated Stockholders dated as of August 31, 2012 by and among the Issuer and certain stockholders named therein. Incorporated by reference to Exhibits 4.12 and 4.12.1 to the Issuer’s Registration Statement on Form S-1 (Registration Number: 333-194606_ filed with the SEC on March 14, 2014.

Exhibit C - Form of Warrant to Purchase Series B Convertible Preferred Stock of GlobeImmune, Inc., dated June 30, 2005, issued to HealthCare Ventures VII, L.P. Incorporated by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 (Registration Number: 333-194606), filed with the SEC on March 14, 2014.

Exhibit D - Form of Warrant to Purchase Series C Convertible Preferred Stock of GlobeImmune, Inc., dated May 14, 2009, issued to HealthCare Ventures VII, L.P. Incorporated by reference to Exhibit 4.5 to the Issuer’s Registration Statement on Form S-1 (Registration Number: 333-194606), filed with the SEC on March 14, 2014.

Exhibit E – Form of Lock-Up Agreement. Incorporated by reference to Exhibit A to Exhibit 1.1 (Form of Underwriting Agreement) to the Issuer’s Registration Statement on Form S-1/A (Registration Number: 333-194606), filed with the SEC on June 23, 2014.

CUSIP No. 37957B 100	13D	Page 13 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 17, 2014	HealthCare Ventures VII, L.P.
Cambridge, Massachusetts	By: its General Partner, HealthCare Partners VII, L.P.

	By:	/s/Jeffrey Steinberg, Administrative Partner
Jeffrey Steinberg, Administrative Partner

July 17, 2014	HealthCare Partners VII, L.P.
Cambridge, Massachusetts

	By:	/s/Jeffrey Steinberg, Administrative Partner
Jeffrey Steinberg, Administrative Partner

July 17, 2014	/s/Jeffrey Steinberg, Attorney-in-Fact
Cambridge, Massachusetts		James H. Cavanaugh, Ph.D

July 17, 2014	/s/Jeffrey Steinberg, Attorney-in-Fact
Cambridge, Massachusetts		Harold Werner

July 17, 2014	/s/Jeffrey Steinberg, Attorney-in-Fact
Cambridge, Massachusetts		John W. Littlechild

July 17, 2014	/s/Jeffrey Steinberg, Attorney-in-Fact
Cambridge, Massachusetts		Christopher Mirabelli, Ph.D.

July 17, 2014	/s/Jeffrey Steinberg, Attorney-in-Fact
Cambridge, Massachusetts		Augustine Lawlor

CUSIP No. 37957B 100	13D	Page 14 of 14 Pages

EXHIBIT A

AGREEMENT

JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree to jointly prepare and file with regulatory authorities a Schedule 13D and any future amendments thereto reporting each of the undersigned’s ownership of securities of GlobeImmune, Inc. and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned.

July 17, 2014	HealthCare Ventures VII, L.P.
Cambridge, Massachusetts	By: its General Partner, HealthCare Partners VII, L.P.

	By:	/s/Jeffrey Steinberg, Administrative Partner
Jeffrey Steinberg, Administrative Partner

July 17, 2014	HealthCare Partners VII, L.P.
Cambridge, Massachusetts

	By:	/s/Jeffrey Steinberg, Administrative Partner
Jeffrey Steinberg, Administrative Partner

July 17, 2014	/s/Jeffrey Steinberg, Attorney-in-Fact
Cambridge, Massachusetts		James H. Cavanaugh, Ph.D

July 17, 2014	/s/Jeffrey Steinberg, Attorney-in-Fact
Cambridge, Massachusetts		Harold Werner

July 17, 2014	/s/Jeffrey Steinberg, Attorney-in-Fact
Cambridge, Massachusetts		John W. Littlechild

July 17, 2014	/s/Jeffrey Steinberg, Attorney-in-Fact
Cambridge, Massachusetts		Christopher Mirabelli, Ph.D.

July 17, 2014	/s/Jeffrey Steinberg, Attorney-in-Fact
Cambridge, Massachusetts		Augustine Lawlor